Exhibit 99.1

Brookfield Asset Management Inc.

News Release

BROOKFIELD TO ISSUE C$350 MILLION OF MEDIUM TERM NOTES

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION TO THE UNITED STATES

Toronto, Ontario, September 14, 2015 – Brookfield Asset Management Inc. (NYSE: BAM; TSX: BAM.A; Euronext: BAMA) announced today that it has agreed to issue C$350 million aggregate principal amount of a re-opening of its 4.82% medium term notes due 2026 (the “additional notes”).

The terms of the additional notes, other than the issue date and the price to the public, will be identical to the terms of the C$500 million principal amount of 4.82% medium term notes due 2026, which were issued by Brookfield on January 28, 2014. The additional notes will be issued at a price of C$105.89 plus accrued interest, with an effective yield of 4.103% if held to maturity. An aggregate principal amount of C$850 million of 4.82% medium term notes due 2026 will be outstanding after giving effect to this offering.

The notes have been assigned a credit rating of Baa2 (stable) by Moody’s, A- (stable) by Standard & Poor’s, BBB- (stable) by Fitch and A (low) (stable) by DBRS.

The company intends to use the net proceeds of the offering for general corporate purposes.

The notes are being offered through a syndicate of agents led by CIBC World Markets Inc. and RBC Dominion Securities Inc.

This news release does not constitute an offer to sell or the solicitation of an offer to buy these securities in any jurisdiction. The securities being offered have not been approved or disapproved by any regulatory authority nor has any such authority passed upon the accuracy or adequacy of the short form base shelf prospectus or the prospectus supplement.

Brookfield Asset Management Inc. is a global alternative asset manager with over $200 billion in assets under management. The company has more than a 100-year history of owning and operating assets with a focus on property, renewable energy, infrastructure and private equity. Brookfield offers a range of public and private investment products and services, and is co-listed on the New York, Toronto and Euronext stock exchanges under the symbol BAM, BAM.A and BAMA, respectively.

For more information, please visit our web site at www.brookfield.com or contact:

Media: Andrew Willis Communications and Media Tel: (416) 369-8236 Fax: (416) 363-2856 Email: andrew.willis@brookfield.com	Investors: Linda Northwood Investor Relations Tel: (416) 359-8647 Fax: (416) 363-2856 Email: linda.northwood@brookfield.com

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Forward-Looking Statements:

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words ““will”, intends” and derivations thereof and other expressions that are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements.

Forward-looking statements in this news release include statements with respect to the offering and the use of proceeds from the offering described in this news release. Although Brookfield Asset Management believes that such forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business; the behaviour of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing; the realization of investment returns that are lower than expected; and other risks and factors detailed from time to time in the company’s Annual Report on Form 40-F filed with the Securities and Exchange Commission as well as other documents filed by the company with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Asset Management, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

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